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                          June 11, 2021

       Edward Carr
       Chief Accounting Officer
       Abeona Therapeutics Inc.
       1330 Avenue of the Americas, 33rd Floor
       New York, NY 10019

                                                        Re: Abeona Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 7, 2021
                                                            File No. 333-256850

       Dear Mr. Carr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John J. Concannon III,
Esq.